

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2025

Brian Johnston
Chief Executive Officer
NFiniTi Inc.
80 W. Liberty Street, Suite 880
Reno, Nevada 89501

      Re: NFiniTi Inc.
          Preliminary Information Statement on Schedule 14C
          Filed February 28, 2025
          File No. 333-180164

Dear Brian Johnston:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Thomas E. Puzzo, Esq.